     EXHIBIT 99.3

KPMG LLP 600 de Maisonneuve Blvd. West Suite 1500 Tour KPMG Montréal, Québec H3A 0A3	Telephone (514) 840-2100 Fax (514) 840-2187 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Gildan Activewear Inc.
We consent to the inclusion in this annual report on Form 40-F of:

•
our Independent Auditors’ Report of Registered Public Accounting Firm dated February 22, 2017 on the consolidated statements of financial position as at January 1, 2017 and January 3, 2016, the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the year ended January 1, 2017 and the fifteen month fiscal period ended January 3, 2016, and notes, comprising a summary of significant accounting policies and other explanatory information; and

•	our Report of Independent Registered Public Accounting Firm dated February 22, 2017 on the Company’s internal control over financial reporting as at January 1, 2017;
each of which is contained in this annual report on Form 40-F of Gildan Activewear Inc. for the fiscal year ended January 1, 2017.
We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-208022) on Form S-8 of Gildan Activewear Inc.

February 24, 2017
Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A110592

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.